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                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13D
                  (RULE 13d - 101)

Information to be included in statements filed pursuant to 13d-1(a) and amendments thereto filed pursuant to 13d-2(a)
(Amendment No.  1 )*


LOT$OFF CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

545674103
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.,
551 Fifth Avenue, 18th Floor, New York, New York  10176, Tel:
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 5, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 4 Pages)
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Chap-Cap Partners, L.P., a Delaware Limited
          Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER
          0

9    SOLE DISPOSITIVE POWER
          0

10   SHARED DISPOSITIVE POWER
          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

14   TYPE OF REPORTING PERSON*
          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

     This statement is filed pursuant to Rule 13d-2(a) with respect to the securities beneficially owned by the reporting person (the "Partnership") specified herein as of January 13, 1998 and amends and supplements the Schedule 13D dated October 10, 1997 (the "Schedule 13D"). Except as set forth herein, the
Schedule 13D is hereby restated in its entirety.


ITEM 3.   Source and Amount of Funds or Other Consideration

     Not applicable.


ITEM 5.   Interest in Securities of the Issuer

     (a) The Partnership does not beneficially own any shares of Common Stock.

     (b)  Not applicable.

     (c) The following transactions which were not previously reported were effected by the Partnership during the past sixty
(60) days:

                    Amount of SharesApproximate Price Per Share
Date      Security  Bought (Sold)  (exclusive of commissions)

12/31/97  Common    (20,000)            $4.00
01/05/98  Common    (20,000)            $5.25
01/06/98  Common    (10,000)            $5.50


     The above transactions were effected by the Partnership over-the-counter.

     (d)  Not applicable.

     (e)  Not applicable.

                      SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:              CHAP-CAP PARTNERS, L.P.
January 13, 1998

                    By:  CHAPMAN CAPITAL, L.L.C.,
                         as General Partner


                         By:  /s/ Robert L. Chapman, Jr.
                              Robert L. Chapman, Jr.
                              Managing Member